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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Brentwood Capital Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 West End Ave., Ste. 1550
(No. and Street)

Nashville	TN	37203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Decker	6152243830	cdecker@brentwoodcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP
(Name – if individual, state last, first, and middle name)

222 Second Ave. S. Ste. 1240	Nashville	TN	37334
(Address)	(City)	(State)	(Zip Code)

10/20/2003	677
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Wylly, II, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Brentwood Capital Advisors LLC, as of 3/11, 2024 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Angela B. Byrd STATE OF TENNESSEE NOTARY PUBLIC County of Sumner

Signature: [signature]

Title: Chairman

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ■ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Cherry Bekaert LLP

Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Members
Brentwood Capital Advisors LLC
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Brentwood Capital Advisors LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. Section 15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing private placement services, and (2) the Company(i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception. The Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
March 14, 2024

BRENTWOOD CAPITAL ADVISORS LLC
Statement of Financial Condition
December 31, 2023

ASSETS

CURRENT ASSETS	
Cash	$ 1,270,474
Accounts Receivable	134,583
Prepaid Expenses	33,560
	1,438,617
Property and equipment	1,135,200
Operating leasehold right of use asset	2,893,977
Finance leasehold right of use asset	3,140
OTHER ASSETS	16,000
TOTAL ASSETS	$ 5,486,934

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 30,786
Current portion of lease liability	176,975
Deferred revenue	139,626
TOTAL CURRENT LIABILITIES	347,387
Long Term Liabilities	
Lease liability, net of current portion	2,891,191
TOTAL LIABILITIES	3,238,578
MEMBERS' EQUITY	2,248,356
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,486,934

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2023

REVENUE	$ 6,424,518
OPERATING EXPENSES	5,238,301
Operating Income	1,186,217
OTHER INCOME (DEDUCTIONS)	
Interest income	4,796
Bonuses	(2,645,555)
Other Deductions	2,640,759
NET LOSS	(1,454,542)
MEMBERS' EQUITY AT BEGINNING OF YEAR	2,977,898
Contributions from Members	850,000
Distributions to Members	(125,000)
MEMBERS' EQUITY AT END OF YEAR	$ 2,248,356

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(1,454,542)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		86,084
Changes in Assets and Liabilities:		
Accounts receivable		1,853,448
Accounts payable and accrued expenses		(37,798)
Deferred revenue		139,626
Prepaid expenses		(33,560)
Principal payments on finance lease obligations		(3,756)
Operating lease liability		76,443
Total adjustments		2,080,487
Net cash provided by operating activities		625,945
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for purchase of property and equipment		(1,138,386)
Net cash used by investing activities		(1,138,386)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions		850,000
Distributions to members		(125,000)
Net cash provided by financing activities		725,000
NET INCREASE IN CASH		212,559
CASH - BEGINNING OF YEAR		1,057,915
CASH - END OF YEAR	$	1,270,474

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS LLC
Notes to the Financial Statements
December 31, 2023

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors in addition to providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA), which is the governing body for the broker-dealer industry created by the July 2007 merger of NASD and NYSE Regulation.

This summary of significant accounting policies of Brentwood Capital Advisors, LLC is presented to assist in understanding Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Basis of presentation

The financial statements are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Income taxes

The Company is taxed as a partnership under the Internal Revenue Code and applicable state statutes, and, therefore, the Company's income flows through to the members to be taxed at the individual level rather than the corporate level. Accordingly, the Company will have no tax liability (with limited exceptions) as long as the partnership election is in effect.

The Company has adopted the effective accounting standards within FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. To the extent that all or a portion of the benefits of an income tax position are not recognized, a liability would be recognized for the unrecognized benefits, along with any interest and penalties that would result from disallowance of the position. These standards also provide guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods and disclosure. Based on the results of management's evaluation, the Company has no material uncertain tax positions to be accounted for in the financial statements for the year ended December 31, 2023.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its shareholders will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitations on those tax returns. In general, the federal income tax returns have a three year statute of limitations.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory agreement is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

Trade accounts receivable are stated net of allowance for doubtful accounts. The allowance for credit losses is based on the Company's expectation of the collectability of fees utilizing the Current Expected Credit Losses framework. The Company's expectation is that the credit risk associated with receivables due from clients with which it conducts business are that the client will not fulfill its contractual obligation.

BRENTWOOD CAPITAL ADVISORS LLC
Notes to the Financial Statements
December 31, 2023

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Management monitors the credit risk of clients and currently there is not a foreseeable expectation of an event or change which could result in a fee receivable being unpaid based on individual facts and circumstances. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no allowance for credit losses as of the year ended December 31, 2023.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-10 years. Depreciation and amortization expense for the year ended December 31, 2023, totaled $86,084. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed.

Lease Accounting

The lease standard establishes a right of use ("ROU") model that requires a lessee to establish a ROU asset and liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the income statement. Upon implementation of the new lease standard, on January 1, 2022 the Company elected a package of practical expedients permitted under the transition guidance of the new standard, which among other things allowed us to carry forward the historical lease classification of those leases already in place.

The Company determines if an arrangement in a lease at inception. The operating lease agreements are primarily for office space and are included within operating lease ROU assets and liabilities on the balance sheet as of December 31, 2023.

ROU assets represent our right to use an underlying asset for the lease terms, and ROU liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based upon the present value of lease payments over the lease term. Our variable lease payments consist of non-lease services related to the lease. Variable lease payments are excluded from the ROU assets and liabilities and are recognized in periods where the obligation for those payments occur. As our leases do not provide an incremental rate, we use our implicit borrowing rate, based upon the information available at the commencement date in determining the present value of lease payments. ROU assets also include any lease payments made and exclude lease incentives, if any. Rental expense for lease payments related to operating leases is recognized on a straight-line basis over the lease term.

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair valuc disclosures for financial instruments:

- Current Assets and Liabilities: The carrying values of these items approximate their fair values due to the short maturities of these instruments.
- Other Assets: The carrying values of these items reflect cost which management believes approximates fair value.

Member's Compensation

Payments to partners for compensation and benefits are accounted for as partnership expenses and presented as operating expenses on the statement of operations rather than as an allocation of partnership net income.

Date of Management's Review

Management has evaluated all events through March 14, 2024, which is the date the financial statements were issued, and determined that there are no subsequent events that require disclosure.

NOTE 2 – CREDIT RISK AND OTHER CONCENTRATIONS

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents. At December 31, 2023, the Company's uninsured cash balance totaled $1,175,183.

NOTE 3 – PROPERTY AND EQUIPMENT, net

A summary of property and equipment, net, as of December 31, 2023, is as follows:

Office Equipment	$325,060
Furniture and fixtures	642,829
Leasehold Improvements	828,051
	1,795,940
Accumulated depreciation and amortization	660,740
	$1,135,200

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan

The Company sponsors a profit sharing plan for qualified employees. Company contributions are made at management's discretion. Contributions to the Plan totaled $105,882 for the year ending December 31,2023.

NOTE 5 - LEASE COMMITMENTS

The Company has obligations as a lessee for office space and equipment with noncancelable terms in excess of one year. The Company classified these leases as operating and finance leases. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The office lease expires December 31, 2033. The equipment lease expires May 31, 2024. Rent expense for the year ended December 31, 2023, was $453,760. For purposes of the Statement of Cash Flows, $76,443 of net change in Right-of-Use asset and lease liability is included in Operating Lease Liability.

Amounts reported in the balance sheet as of December 31, 2023, were as follows:
Operating lease:
Operating lease Right-of-Use ("ROU") asset $2,893,977
Operating lease liability $3,067,421

Finance lease:
Finance lease Right-of-Use ("ROU") asset $3,140
Finance lease liability $745

Other information related to leases as of December 31, 2023 was as follows:

ROU assets obtained in exchange for lease liabilities:
Operating leases $2,977,895

The Company has elected to utilize the incremental borrowing rate of 7.13% as of December 31, 2023 to calculate lease assets and liabilities.

BRENTWOOD CAPITAL ADVISORS LLC
Notes to the Financial Statements
December 31, 2023

NOTE 5 - LEASE COMMITMENTS (continued)

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancelable leases as of December 31, 2023 are as follows:

	Finance	Operating
2024	799	387,035
2025		396,707
2026		406,628
2027		416,794
2028		427,214
Thereafter		2,301,718
Total Undiscounted Cash Flows	799	4,336,096
Less: Present Value Discount	(54)	(1,268,677)
Total Lease Liabilities	745	3,067,421

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000. At December 31, 2023, the Company had positive net capital of $925,873 which was $902,900 above its required net capital of $22,973.

NOTE 7 – RELATED PARTIES

The Company is related to several other entities through common ownership. The following entities are related parties:

Entity	Description
Brentwood Capital Partners, L.P. (BCP)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. II (BCP II)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Capital Partners, L.P. III (BCP III)	Limited partnership formed for the primary purpose of co-investing in the private equity-sponsored transactions on which Brentwood Capital Advisors, LLC (BCA) advises, or transactions sponsored by private equity funds with which BCA has strong relationships.
Brentwood Equity Management, LLC (BEM)	General partner of BCP – responsible for all investment and management decisions of BCP, for which it receives annual management fees equal to 2% of BCP's committed capital, due in quarterly installments. In turn, BEM remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.
Brentwood Equity Management, LLC III (BEM III)	General partner of BCP III – responsible for all investment and management decisions of BCP III, for which it receives annual management fees equal to 2% of BCP III's committed capital, due in quarterly installments. In turn, BEM III remits to BCA all management fees received via an advisory services agreement. BEM is owned by the members owning BCA.

NOTE 7 – RELATED PARTIES(Continued)

Brentwood Equity Partners LP (BEP)	Special limited partner of BCP and BCP II. BEP receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP is wholly controlled by BEM.
Brentwood Equity Partners LP III (BEP III)	Special limited partner of BCP III. BEP III receives a carried interest equal to 20% of BCP's profits, after the other partners have received a complete return of their capital contributions. BEP III is wholly controlled by BEM III.
PEP-PGI, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-PGI, L.P. rest exclusively with its general partner, BEM.
PEP-hyperWallet, L.P.	Limited partnership organized for the purposes of acquiring, holding and selling interests in a specific portfolio entity. The management and control of PEP-hyperWallet, L.P. rest exclusively with its general partner, BEM.

For the year ended December 31, 2023, the Company received $2,034,625 in investment advisory services per the agreement with BCP II and BCP III noted above, which are recorded as revenue on the Statement of Operations and Members' Equity.

NOTE 8 –SECURITES INVESTOR PROTECTION CORPORATION

As a registered broker-dealer, the Company is a member of the Securities Investor Protection Corporation. Revenue in the Statement of Operations includes $23,298 of expenses reimbursed by clients which are not subject to the annual SIPC assessment.

NOTE 9 – COMMITMENT

The Company has entered into a 3-year commitment with the Nashville Predators for season tickets. The agreement will expire on June 30, 2025. The cost to the Company will be for the year ended December 31:

2024	$56,160
2025	$29,160

BRENTWOOD CAPITAL ADVISORS LLC
Operating Expenses
For the Year Ended December 31, 2023

Salaries and benefits	$ 3,023,563
Advertising and development	367,478
Office rent	453,759
Professional fees	641,214
401k profit sharing plan	105,882
Office Expenses	90,381
FINRA/SIPC	90,443
Dues and subscriptions	42,348
Repairs & Maintenance	99,459
Database development	54,949
Depreciation and Amortization	86,084
Reimburseable	89,986
Telephone/Data	20,604
Bank/Payroll processing fees	26,961
Insurance	19,039
Taxes	26,151
	$ 5,238,301

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2023

Total members' equity	$	2,248,356
Plus other deductions or allowable credits:		
Less non-allowable assets and haircuts:		
Accounts Receivable		134,583
Property and equipment and finance lease, net		1,138,340
Other Assets		49,560
Total non-allowable assets and haircuts		1,322,483
Net capital		925,873
Net capital required		22,973
Excess net capital	$	902,900
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2023)		
Excess net capital as reported in Company's Part II FOCUS report	$	902,900

See Accompanying Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2023

The Company is exempt from the requirements of Rule 15c3-3 pursuant to footnote 74 of the 2013 release adopting amendments to SEC Rule 17a-5.

BRENTWOOD CAPITAL ADVISORS LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2023

The Company is exempt from the requirements of Rule 15c3-3 pursuant to footnote 74 of the 2013 release adopting amendments to SEC Rule 17a-5.

BRENTWOOD CAPITAL ADVISORS LLC
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
December 31, 2023

Not Applicable

Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Members
Brentwood Capital Advisors LLC
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors LLC (the "Company") as of December 31, 2023, the related statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included in computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as the Company's auditor since 2017.

Nashville, Tennessee
March 14, 2024

BRENTWOOD
CAPITAL
ADVISORS

Brentwood Capital Advisors LLC
EXEMPTION REPORT
December 31, 2023

Brentwood Capital Advisors, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a 5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

As set forth in Section 8(2) of the Company's Membership Agreement, the Company is considered a "Non-Covered Firm" not subject to (i.e. exempt from) 17 C.F.R. Section 240.15c3-3 and is filing an Exemption Report in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to providing investment banking services in two areas: private placements of securities and M&A advisory services.

(2) The Company did not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) carry accounts of or for customers; or (3) carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Chris Decker, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Chris Decker

Chief Financial Officer

Broadwest Building 1600 West End Avenue Suite 1550 Nashville TN 37203 615.224.3830

Cherry

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Members
Brentwood Capital Advisors LLC
Brentwood, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of Brentwood Capital Advisors LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
March 14, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME — *SEC No.*

BRENTWOOD CAPITAL ADVISORS LLC — 8-53681

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 4,441,593.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.		
h	Add lines 2a through 2g. This is your **total additions.**		$ 0.00
3	Add lines 1 and 2h		$ 4,441,593.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	$ 81,589.00	
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 81,589.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 4,360,004.00
8		Multiply line 7 by .0015. This is your **General Assessment.**			$ 6,540.00
9		Current overpayment/credit balance, if any			$ 1,296.00
10		General assessment from last filed 2023 SIPC-6 or 6A		$ 1,916.00	
11	a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 18.00		
	b	Any other overpayments applied	$ 0.00		
	c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 1,898.00		
	d	Add lines 11a through 11c		$ 1,916.00	
12		**LESSER** of line 10 or 11d.			$ 1,916.00
13	a	Amount from line 8		$ 6,540.00	
	b	Amount from line 9		$ 1,296.00	
	c	Amount from line 12		$ 1,916.00	
	d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,328.00
14		Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15		**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,328.00
16		Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No	*Designated Examining Authority*	*FYE*	*Month*
8-53681	DEA: FINRA	2023	Dec

MEMBER NAME BRENTWOOD CAPITAL ADVISORS LLC
MAILING ADDRESS 1600 WEST END AVENUE STE 1550
NASHVILLE, TN 37203

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

BRENTWOOD CAPITAL ADVISORS LLC
(Name of SIPC Member)

Angela Byrd
(Authorized Signatory)

2/13/2024
(Date)

abyrd@brentwoodcapital.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.